Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 26, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On August 26, 2008, China Life Insurance Company Limited issued an announcement in Chinese, an English translation of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	English translation of the announcement dated August 25, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
August 26, 2008	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

IMPORTANT

The Company and all members of its Board of Directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

Announcement on Resolutions of the Twelfth Meeting of the Second

Session of the Board of Directors

The twelfth meeting (the “Meeting”) of the second session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on August 25, 2008 at the conference room located at 31F of the headquarters of the Company. The directors were notified of the Meeting by way of a written notice dated August 13, 2008. Of the 10 directors of the Company, Yang Chao, Chairman and executive director of the Company, Wan Feng, executive director of the Company, Shi Guoqing and Zhuang Zuojin, non-executive directors of the Company, Sun Shuyi and Ma Yongwei, independent directors of the Company, participated in the Meeting in person; Chau Tak Hay and Ngai Wai Fung, independent directors of the Company, participated in the Meeting through conference call; Long Yongtu and Cai Rang, independent directors of the Company, were on business leave, but Long Yongtu and Cai Rang respectively authorized Ma Yongwei and Sun Shuyi (independent directors of the Company) in writing, to act on their behalf and cast votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules and Articles of Association of the Company.

The Meeting was presided over by Chairman Mr. Yang Chao. The directors at the Meeting unanimously passed the following resolutions after sufficient review and discussions:

A. Passed the A Share Semi-Annual Report for the Year of 2008 and H Share Interim Report for the Year of 2008 of the Company

Voting result: 10 for, 0 against, with no abstention

Commission File Number 001-31914

B. Passed the Proposal on the Amendment to the Articles of Association of the Company

Please visit http://www.sse.com.cn for details of the Proposal on the Amendments to the Articles of Association of the Company.

Voting result: 10 for, 0 against, with no abstention

C. Passed the Proposal on Nominating Mr. Miu Jianmin as a Non-executive Director of the Company and Nominating Mr. Lin Dairen and Ms. Liu Yingqi as Executive Directors of the Company

Independent directors consented to the aforesaid proposals. Resumes of candidates of directors are going to be publicized together with the notice on the first Extraordinary General Meeting of 2008.

Voting result: 10 for, 0 against, with no abstention

D. Passed the Proposal on Appointing Mr. Zhou Ying and Mr. Su Hengxuan as Vice Presidents of the Company

Independent directors consented to such proposal. Please see the attached hereto for resumes of Mr. Zhou Ying and Mr. Su Hengxuan.

Voting result: 10 for, 0 against, with no abstention

E. Passed the Proposal on the Review of the Audit Report on the Related Party Transactions of 2007 of the Company

Voting result: 10 for, 0 against, with no abstention

F. Passed the Proposal on the Review of the Internal Audit Work of the Company

Voting result: 10 for, 0 against, with no abstention

G. Passed the Proposal on the Review of the Report regarding Evaluation on the Performance of the Eleventh Five-Year Development Plan (the “Plan”) and the Implementation Suggestions to the Plan at the Later Stage

Voting result: 10 for, 0 against, with no abstention

H. Passed the Proposal on Strengthening the Risk Management of the Company

Voting result: 10 for, 0 against, with no abstention

I. Passed the Proposal on the Convening of the First Extraordinary General Meeting of 2008

Voting result: 10 for, 0 against, with no abstention

J. Passed the Proposal on the Convening of the Thirteenth Meeting of the Second Session of the Board of Directors

Voting result: 10 for, 0 against, with no abstention

Among the above proposals, the Proposal on the Amendment to the Articles of Association of the Company and the Proposal on Nominating Mr. Miu Jianmin as a Non-executive Director of the Company and Nominating Mr. Lin Dairen and Ms. Liu Yingqi as Executive Directors of the Company are still subject to approval by the General Meeting of the Company.

Commission File Number 001-31914

Attachments:

I.	Resume of Mr. Zhou Ying

II.	Resume of Mr. Su Hengxuan

Board of Directors of China Life Insurance Company Limited

August 25, 2008

Commission File Number 001-31914

Attachment I:

Resume of Mr. Zhou Ying

Zhou Ying, born in 1954, a citizen of China.

From November 2006, Mr. Zhou became secretary of the commission for disciplinary inspection of the Company. From May 2004 to November 2006, Mr. Zhou served as director of the fifth office (at deputy bureau level) and as a designated supervisor (at deputy bureau level) in Beijing State-owned enterprise supervisory committee. From January 1998 to May 2004, he was a Party commission member, leader of discipline inspection team, deputy Party secretary, and secretary of the disciplinary committee of Hua Xia Bank. From August 1992 to January 1998, he was deputy director of office for Taiwan affairs of Beijing Municipal Committee and deputy director of office for Taiwan affairs of Beijing Municipal Government. From February 1981 to August 1992, he served Beijing Municipal Committee of China Communist Youth League (the “Committee”), held various positions including vice president of the propaganda department, deputy office director, office director, standing committee member and office director, standing committee member and secretary-general, deputy secretary of the Committee. Mr. Zhou graduated with a MBA degree from University of Science and Technology of China.

Attachment II:

Resume of Mr. Su Hengxuan

Su Hengxuan, born in 1963, a citizen of China.

From January 2006, Mr. Su became assistant president of the Company. From November 2006, Mr. Su acted as director of CLPCIC. From December 2006, Mr. Su became director of Insurance Professional College and from December 2007, he became director of China Life Security Insurance Agency Company Limited. From 2003 to 2006, Mr. Su was general manager of the Company’s individual life insurance business department. From 1998 to 2003, Mr. Su served as deputy general manager, division chief of agency management office and manager of sales department of former China Life Insurance Company, Henan branch, and general manager of individual business department of former China Life Insurance Company. Prior to this, from 1996 to 1998, Mr. Su served as division chief of life insurance division and division chief of sales division of PICC Life, Henan branch. From 1983 to 1996, Mr. Su served as deputy chief and section chief of life insurance division of PICC, Henan Branch. Mr. Su graduated from Banking School, Henan Province in 1983 and graduated from Wuhan University in 1998 with a Bachelor’s degree in Insurance and Finance, majored in Insurance. Mr. Su, a senior economist, has over 25 years of experience in Chinese life insurance industry and insurance management.